SEC FILE NUMBER 1-38300
CUSIP NUMBER 13765N107
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING
  Commission File No. 1-38300

(Check One):

☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2018

 ☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

CANNAE HOLDINGS, INC.
Full Name of Registrant

Former Name if applicable

1701 Village Center Circle
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89134
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Cannae Holdings, Inc. (the“Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (“Annual Report”) by March 1, 2019, the prescribed due date for such filing. The Company requires additional time to complete its procedures to finalize its Annual Report, which have taken longer than anticipated as a result of the implementation of Accounting Standard Update No. 2014-09, Revenue from Contracts with Customers (“ASC 606”) and, with respect to such implementation, its assessment of the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The primary impacts of the Company's adoption of ASC 606 are limited to opening balance sheet adjustments recorded upon adoption and, to a lesser extent, income statement adjustments related to certain revenue streams of its T-System reporting segment.

The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense. The Company intends to file the Annual Report as soon as practicable, and expects to do so on or before the fifteenth calendar day following the due date of the Annual Report.

The Company’s expectation regarding the timing of the filing of the Annual Report is a forward looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by the statement. The statement is subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file its Annual Report in the time frame that is anticipated.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard L. Cox	702	323-7333
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☑ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☑ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not expect any significant changes in its results of operations related to the completion of its application of ASC 606 at this time. However, we do expect our results of operations for the quarter and fiscal year ended December 31, 2018 to change significantly from the corresponding periods in 2017. Such significant changes are highlighted in detail in the Company's previous filings of its Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the SEC on November 8, 2018 and its Current Report on Form 8-K filed with the SEC on November 16, 2018.

CANNAE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

Date:	March 4, 2019	By:	/s/ Richard L. Cox
			Name:	Richard L. Cox
			Title:	Executive Vice President, Chief Financial Officer